Exhibit 21.1

SUBSIDIARIES OF EXELIXIS, INC.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Exelixis Patent Company LLC	Delaware
Exelixis Plant Sciences, Inc.	Delaware
Exelixis U.S., LLC	Delaware